UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 2)

HCA INC.

(Name of the Issuer)

HCA Inc.	Jack O. Bovender, Jr. Richard M. Bracken	Thomas F. Frist, Jr., M.D. Thomas F. Frist III Frisco, Inc. Frisco Partners Hercules Holding II, LLC Hercules Acquisition Corporation
Bain Capital Fund IX, L.P. KKR Millennium Fund L.P. KKR 2006 Fund L.P.
ML Global Private Equity Fund, L.P.
(Name of Person(s) Filing Statement)
Common Stock, par value $.01 per share
Nonvoting Common Stock, par value $.01 per share
(Title of Class of Securities)
404119109
(CUSIP Number of Class of Securities)

John M. Franck II, Esq.
Vice President and Corporate Secretary
HCA Inc.
One Park Plaza
Nashville, Tennessee 37203
(615) 344-9551
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Person(s) Filing Statement)
Copies to:

James H. Cheek, III, Esq.	Creighton O’M. Condon, Esq.	James C. Morphy, Esq.	David J. Sorkin, Esq.
J. Page Davidson, Esq.	Clare O’Brien, Esq.	John Evangelakos, Esq.	Simpson Thacher & Bartlett LLP
Bass, Berry & Sims PLC	Shearman & Sterling LLP	Sullivan & Cromwell LLP	425 Lexington Avenue
315 Deaderick Street	599 Lexington Avenue	125 Broad Street	New York, NY 10017
Suite 2700	New York, NY 10022	New York, NY 10004	(212) 455-2000
Nashville, Tennessee 37238	(212) 848-4000	(212) 558-4000
(615) 742-6200
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation* $21,279,088,602.46	Amount of Filing Fee** $2,276,862.48

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon the sum of (a) $51.00 per share of 409,547,671 shares of HCA voting and nonvoting common stock, par value $.01 per share (the “HCA Common Stock”), (b) $51.00 minus the weighted average exercise price of $39.40 per share of outstanding options to purchase 24,941,169 shares of HCA Common Stock, (c) $51.00 minus the weighted average exercise price of $20.34 per share of outstanding options to purchase 3,104,006 shares of HCA Common Stock, (d) $51.00 per share of restricted share units with respect to 134,261 shares of HCA Common Stock; and (e) $51.00 minus the exercise price of $2.29 per share of outstanding warrants to purchase 16,910 shares of HCA Common Stock.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.000107.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,276,862.48
Form or Registration No.: Schedule 14A
Filing Party: HCA Inc.
Date Filed: August 9, 2006

INTRODUCTION
     This Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by (1) HCA Inc., a Delaware corporation (“HCA” or the “Company”), the issuer of the HCA Common Stock that is subject to the Rule 13e-3 transaction, (2) Jack O. Bovender, Jr., an individual and a director, Chairman of the Board of Directors and Chief Executive Officer of HCA and Richard M. Bracken, an individual and a director and the President of HCA (collectively referred to in the Proxy Statement as the “Management Investors”), (3) Thomas F. Frist, Jr., M.D., an individual and a director of the Company (“Dr. Frist”), (4) Thomas F. Frist III, an individual, (5) Frisco, Inc., a Delaware corporation, and Frisco Partners, a Tennessee general partnership (together, the “Frist Entities”), (6) Hercules Holding II, LLC, a Delaware limited liability company (“Parent”), (7) Hercules Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), (8) Bain Capital Fund IX, L.P., a Cayman Islands exempted limited partnership, (9) KKR Millennium Fund L.P., a Delaware limited partnership, and KKR 2006 Fund L.P., a Delaware limited partnership, and (10) ML Global Private Equity Fund, L.P., a Cayman Islands exempted limited partnership (collectively, the “Filing Persons”).
     Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 24, 2006, by and among the Company, Parent and Merger Sub, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation (the “Merger”). Upon completion of the Merger, each share of HCA Common Stock issued and outstanding as of the effective time of the Merger (other than shares held in the treasury of the Company, owned by any wholly-owned subsidiary of Parent or the Company, held by shareholders who are entitled to and who properly exercise appraisal rights under Delaware law, or held by the Frist Entities or certain individuals or entities to whom the Frist Entities have assigned certain of their rights, all of which shares will be contributed to Parent immediately prior to the effective time of the Merger) will be converted into the right to receive $51.00 in cash. The Merger Agreement also provides that immediately prior to the effective time of the Merger, except as may be otherwise agreed by a holder and Parent, all outstanding options to acquire HCA Common Stock will become fully vested and immediately exercisable. Except as may be otherwise agreed by a holder and Parent, all such options (other than certain options held by certain members of senior management and other employees that will be converted into options in the surviving corporation) not exercised prior to the effective time of the Merger will be cancelled and extinguished and converted into a right to receive an amount in cash equal to the product of (1) the total number of shares of HCA Common Stock subject to the option multiplied by (2) the excess of $51.00 over the exercise price per share of HCA Common Stock underlying such option, less any applicable withholding taxes. Certain members of senior management and other employees will also be permitted to invest cash in the surviving corporation.
     Concurrently with the filing of this Transaction Statement, the Company is filing with the Securities and Exchange Commission a revised preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of shareholders holding at least a majority of the shares of voting HCA Common Stock outstanding as of the close of business on the record date relating to the special meeting of shareholders.
     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.
     The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that HCA is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of HCA within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet
Regulation M-A Item 1001
     The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
Item 2. Subject Company Information
Regulation M-A Item 1002
(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:
HCA Inc.
One Park Plaza
Nashville, Tennessee 37203
(615) 344-9551
(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting — Record Date”
(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “Important Information About HCA — Market Price and Dividend Data” is incorporated herein by reference.
(d)	Dividends. The information set forth in the Proxy Statement under the caption “Important Information About HCA — Market Price and Dividend Data” is incorporated herein by reference.
(e)	Prior Public Offerings. None.
(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Important Information About HCA — Prior Stock Purchases” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person(s)
Regulation M-A Item 1003
(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — The Merger and the Merger Agreement”
“The Parties to the Merger”
Annex E — Information Relating to the Sponsors, the First Entities and HCA Directors and Executive Officers
(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — The Merger and the Merger Agreement”
“The Parties to the Merger”
“Important Information About HCA”
Annex E — Information Relating to the Sponsors, the First Entities and HCA Directors and Executive Officers
(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement in Annex E — Information Relating to the Sponsors, the First Entities and HCA Directors and Executive Officers is incorporated herein by reference.
Item 4. Terms of the Transaction
Regulation M-A Item 1004
(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting”
“Special Factors”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement — Treatment of Options and Other Awards”
(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“The Special Meeting — Rights of Shareholders Who Object to the Merger”
“Dissenters’ Rights of Appraisal”
Annex D — Section 262 of the General Corporation Law of the State of Delaware
(e)	Provisions for Unaffiliated Security Holders. As described in the Proxy Statement under “Special Factors—Background of the Merger,” which is incorporated herein by reference, the special committee of the board of directors of the Company authorized the retention of a law firm, Sullivan & Cromwell LLP, to represent certain executive officers in connection with the proposed transaction and agreed that the Company will reimburse or pay the fees and expenses of such law firm in connection with such representation. In addition, certain members of senior management have, by reason of their position as such, access to certain corporate files of the Company. There have been no other provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.
(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A 1005
(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Certain Relationships Between Parent and HCA”
(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Important Information About HCA — Prior Stock Purchases”
(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
Item 6. Purpose of the Transaction and Plans or Proposals
Regulation M-A Item 1006
(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Purposes, Reasons and Plans for HCA after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement — The Merger”
“The Merger Agreement — Treatment of Options and Other Awards”
Annex A — Agreement and Plan of Merger
(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Purposes, Reasons and Plans for HCA after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purpose and Reasons for the Merger of Management Investors”
“Special Factors — Purpose and Reasons for the Merger of Dr. Frist, Thomas F. Frist III and the Frist Entities”
“Special Factors — Purpose and Reasons for the Merger of Parent, Merger Sub and the Sponsors”
“Special Factors — Purposes, Reasons and Plans for HCA after the Merger”
(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons and Plans for HCA after the Merger”
“Special Factors — Effects on the Company if the Merger is Not Completed”
(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purpose and Reasons for the Merger of Management Investors”
“Special Factors — Purpose and Reasons for the Merger of Dr. Frist, Thomas F. Frist III and the Frist Entities”
“Special Factors — Purpose and Reasons for the Merger of Parent, Merger Sub and the Sponsors”
“Special Factors — Opinions of Financial Advisors”
“Special Factors — Purposes, Reasons and Plans for HCA after the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Purposes, Reasons and Plans for HCA after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Effects on the Company if the Merger is Not Completed”
“Special Factors — Material U.S. Federal Income Tax Consequences of the Merger to Our Shareholders”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
Item 8. Fairness of the Transaction
Regulation M-A 1014
(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Position of Management Investors as to Fairness”
“Special Factors — Position of Dr. Frist, Thomas F. Frist III and the Frist Entities as to Fairness”
“Special Factors — Position of Parent, Merger Sub and the Sponsors as to Fairness”
“Special Factors — Opinions of Financial Advisors”
Annex B — Opinion of Credit Suisse Securities (USA) LLC
Annex C — Opinion of Morgan Stanley & Co. Incorporated
(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Position of Management Investors as to Fairness”
“Special Factors — Position of Dr. Frist, Thomas F. Frist III and the Frist Entities as to Fairness”
“Special Factors — Position of Parent, Merger Sub and the Sponsors as to Fairness”
“Special Factors — Opinions of Financial Advisors”
“Special Factors — Purposes, Reasons and Plans for HCA after the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
Annex B — Opinion of Credit Suisse Securities (USA) LLC
Annex C — Opinion of Morgan Stanley & Co. Incorporated
(c)	Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”

                     “The Special Meeting— Voting Rights; Quorum; Vote Required for Approval”
                     “The Merger Agreement”
(d)	Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons and Plans for HCA after the Merger”
“Special Factors — Opinions of Financial Advisors”
Annex B — Opinion of Credit Suisse Securities (USA) LLC
Annex C — Opinion of Morgan Stanley & Co. Incorporated
(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons and Plans for HCA after the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
      “Special Factors — Background of the Merger”
      “Special Factors — Purposes, Reasons and Plans for HCA after the Merger”
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
Regulation M-A Item 1015
(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons and Plans for HCA after the Merger”
“Special Factors — Opinions of Financial Advisors”
“The Merger Agreement — Representations and Warranties”
“Important Information About HCA — Projected Financial Information”
Annex B — Opinion of Credit Suisse Securities (USA) LLC
Annex C — Opinion of Morgan Stanley & Co. Incorporated
(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons and Plans for HCA after the Merger”
“Special Factors — Opinions of Financial Advisors”
“The Merger Agreement — Representations and Warranties”

Annex B — Opinion of Credit Suisse Securities (USA) LLC
Annex C — Opinion of Morgan Stanley & Co. Incorporated
(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of HCA Common Stock.
Item 10. Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Guarantees; Remedies”
“Special Factors — Fees and Expenses of the Merger”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — The Merger and the Merger Agreement”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Effects on the Company if the Merger is Not Completed”
“Special Factors — Financing of the Merger”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — The Merger and the Merger Agreement”
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Fees and Expenses of the Merger”
“The Merger Agreement — Termination Fees”
Annex A — Agreement and Plan of Merger
(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
Annex A — Agreement and Plan of Merger
Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”

“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Important Information About HCA — Security Ownership of Certain Beneficial Owners and Management”
Except as set forth in the Proxy Statement under the caption “Important Information About HCA — Security Ownership of Certain Beneficial Owners and Management”, none of the persons or entities identified in response to Item 3 of this Transaction Statement beneficially own any shares of HCA Common Stock.
(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information About HCA — Security Ownership of Certain Beneficial Owners and Management”
“Important Information About HCA — Prior Stock Purchases”
Except as set forth in the Proxy Statement under the caption “Important Information About HCA — Prior Stock Purchases”, none of the persons or entities identified in response to Item 3 of this Transaction Statement have effected any transactions in shares of HCA Common Stock during the past 60 days.
Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting— Voting Rights; Quorum; Vote Required for Approval”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purpose and Reasons for the Merger of Management Investors”
“Special Factors — Purpose and Reasons for the Merger of Dr. Frist, Thomas F. Frist III and the Frist Entities”
“Special Factors — Purpose, Reasons and Plans for HCA after the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purpose and Reasons for the Merger of Management Investors”
“Special Factors — Purpose and Reasons for the Merger of Dr. Frist, Thomas F. Frist III and the Frist Entities”
“Special Factors — Purposes, Reasons and Plans for HCA after the Merger”
Item 13. Financial Information
Regulation M-A Item 1010
(a)	Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information About HCA — Historical Selected Financial Information”
“Important Information About HCA — Ratio of Earnings to Fixed Charges”
“Important Information About HCA — Book Value Per Share”
“Where You Can Find More Information”
(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting — Solicitation of Proxies”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Fees and Expenses of the Merger”
(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
Item 15. Additional Information
Regulation M-A Item 1011
(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits
Regulation M-A Item 1016

(a)(1)	Letter to Shareholders of HCA Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A initially filed by HCA Inc. with the Securities and Exchange Commission on August 9, 2006 (as amended, the “Proxy Statement”)

(a)(2)	Notice of Special Meeting of Shareholders of HCA Inc., incorporated herein by reference to the Proxy Statement

(a)(3)	Proxy Statement of HCA Inc., incorporated herein by reference to the Proxy Statement

(b)(1)	Debt Commitment Letter, dated as of July 24, 2006, among Hercules Holding II, LLC and Bank of America, N.A., Banc of America Bridge LLC, Banc of America Securities LLC, JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”)*

(c)(1)	Fairness Opinion of Credit Suisse Securities (USA) LLC, dated July 23, 2006, incorporated herein by reference to the Proxy Statement

(c)(2)	Fairness Opinion of Morgan Stanley & Co. Incorporated, dated as of July 23, 2006, incorporated herein by reference to the Proxy Statement

(c)(3)	Presentation of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of HCA Inc., dated July 17, 2006*

(c)(4)	Presentation of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of HCA Inc., dated July 23, 2006*

(c)(5)	Presentation of McKinsey & Company, Inc., dated July 17, 2006*

(c)(6)	Presentation of Merrill Lynch to the Board of Directors of HCA Inc., dated May 25, 2006*

(c)(7)	Presentation of Bain, KKR and Merrill Lynch Global Private Equity to Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and Shearman & Sterling LLP, dated July 11, 2006**

(c)(8)	Presentation of McKinsey & Company, Inc., dated July 11, 2006**

(d)(1)	Agreement and Plan of Merger, dated July 24, 2006, between HCA Inc., Hercules Holding II, LLC and Hercules Acquisition Corporation, incorporated herein by reference to the Proxy Statement

(d)(2)	Rollover Letter, dated July 24, 2006, between Frisco Partners, Frisco, Inc. and Hercules Holding II, LLC*

(d)(3)	Letter, dated July 24, 2006, from Jack O. Bovender, Jr. to Hercules Holding II, LLC*

(d)(4)	Letter, dated July 24, 2006, from Richard M. Bracken to Hercules Holding II, LLC*

(d)(5)	Interim Investors Agreement, dated July 24, 2006, by and among Hercules Holdings II, LLC and the parties listed on the signature pages thereto*

(d)(6)	Letter, dated July 24, 2006, between Bain Capital Fund IX, L.P. and Hercules Holding II, LLC**

(d)(7)	Letter, dated July 24, 2006, between KKR Millennum Fund L.P., KKR 2006 Fund L.P. (as assignee of the rights and obligations of KKR PEI Investments, L.P.) and Hercules Holding II, LLC**

(d)(8)	Letter, dated July 24, 2006, between ML Global Private Equity Fund, L.P. and Hercules Holding II, LLC**

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D of the Proxy Statement

(g)	None

* Previously filed on August 9, 2006
** Previously filed on September 18, 2006

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated October 5, 2006

HCA INC.

By:	/s/ R. Milton Johnson

Name:	R. Milton Johnson

Title:	Executive Vice President

and Chief Financial Officer

JACK O. BOVENDER, JR.

/s/ Jack O. Bovender, Jr.

Jack O. Bovender, Jr.

RICHARD M. BRACKEN

/s/ Richard M. Bracken

Richard M. Bracken

THOMAS F. FRIST, JR., M.D.

/s/ Thomas F. Frist, Jr., M.D.

Thomas F. Frist, Jr., M.D.

THOMAS F. FRIST III

/s/ Thomas F. Frist III

Thomas F. Frist III

FRISCO, INC.
By:	/s/ Thomas F. Frist, Jr., M.D.
Name:	Thomas F. Frist, Jr., M.D.
Title:	Authorized Person

FRISCO PARTNERS
By:	/s/ Thomas F. Frist, Jr., M.D.
Name:	Thomas F. Frist, Jr., M.D.
Title:	Authorized Person

HERCULES HOLDING II, LLC
By:	/s/ Chris Gordon
Name:	Chris Gordon
Title:	President

HERCULES ACQUISITION CORPORATION
By:	/s/ Chris Gordon
Name:	Chris Gordon
Title:	President

BAIN CAPITAL FUND IX, L.P. By: BAIN CAPITAL PARTNERS IX, L.P., its general partner

By: BAIN CAPITAL INVESTORS, LLC, its general partner
By:	/s/ Stephen G. Pagliuca
Name:	Stephen G. Pagliuca
Title:	Managing Director

KKR MILLENNIUM FUND L.P. By: KKR ASSOCIATES MILLENNIUM L.P., its general partner By: KKR MILLENNIUM GP LLC, its general partner

By:	/s/ Michael W. Michelson
Name:	Michael W. Michelson
Title:	Member

KKR 2006 FUND L.P. By: KKR ASSOCIATES 2006 L.P., its general partner
By: KKR 2006 GP LLC, its general partner

By:	/s/ Michael W. Michelson
Name:	Michael W. Michelson
Title:	Member

ML GLOBAL PRIVATE EQUITY FUND, L.P. By: MLGPE LTD, its General Partner

By:	/s/ Frank J. Marinaro
Name:	Frank J. Marinaro
Title:	Vice President and Secretary

Exhibit Index

(a)(1)	Letter to Shareholders of HCA Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A initially filed by HCA Inc. with the Securities and Exchange Commission on August 9, 2006 (as amended, the “Proxy Statement”)

(a)(2)	Notice of Special Meeting of Shareholders of HCA Inc., incorporated herein by reference to the Proxy Statement

(a)(3)	Proxy Statement of HCA Inc., incorporated herein by reference to the Proxy Statement

(b)(1)	Debt Commitment Letter, dated as of July 24, 2006, among Hercules Holding II, LLC and Bank of America, N.A., Banc of America Bridge LLC, Banc of America Securities LLC, JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”)*

(c)(1)	Fairness Opinion of Credit Suisse Securities (USA) LLC, dated July 23, 2006, incorporated herein by reference to the Proxy Statement

(c)(2)	Fairness Opinion of Morgan Stanley & Co. Incorporated, dated as of July 23, 2006, incorporated herein by reference to the Proxy Statement

(c)(3)	Presentation of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of HCA Inc., dated July 17, 2006*

(c)(4)	Presentation of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of HCA Inc., dated July 23, 2006*

(c)(5)	Presentation of McKinsey & Company, Inc., dated July 17, 2006*

(c)(6)	Presentation of Merrill Lynch to the Board of Directors of HCA Inc., dated May 25, 2006*

(c)(7)	Presentation of Bain, KKR and Merrill Lynch Global Private Equity to Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and Shearman & Sterling LLP, dated July 11, 2006**

(c)(8)	Presentation of McKinsey & Company, Inc., dated July 11, 2006**

(d)(1)	Agreement and Plan of Merger, dated July 24, 2006, between HCA Inc., Hercules Holding II, LLC and Hercules Acquisition Corporation, incorporated herein by reference to the Proxy Statement

(d)(2)	Rollover Letter, dated July 24, 2006, between Frisco Partners, Frisco, Inc. and Hercules Holding II, LLC*

(d)(3)	Letter, dated July 24, 2006, from Jack O. Bovender, Jr. to Hercules Holding II, LLC*

(d)(4)	Letter, dated July 24, 2006, from Richard M. Bracken to Hercules Holding II, LLC*

(d)(5)	Interim Investors Agreement, dated July 24, 2006, by and among Hercules Holdings II, LLC and the parties listed on the signature pages thereto*

(d)(6)	Letter, dated July 24, 2006, between Bain Capital Fund IX, L.P. and Hercules Holding II, LLC**

(d)(7)	Letter, dated July 24, 2006, between KKR Millennum Fund L.P., KKR 2006 Fund L.P. (as assignee of the rights and obligations of KKR PEI Investments, L.P.) and Hercules Holding II, LLC**

(d)(8)	Letter, dated July 24, 2006, between ML Global Private Equity Fund, L.P. and Hercules Holding II, LLC**

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D of the Proxy Statement

(g)	None

* Previously filed on August 9, 2006
** Previously filed on September 18, 2006